UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of: March 2011
Commission File Number: 000-51116
Ku6 Media Co., Ltd.
(Exact name of registrant as specified in its charter)
Building 6, Zhengtongchuangyi Centre
No. 18, Xibahe Xili, Chaoyang District,
Beijing 100020, People’s Republic of China
Fax number: +86 10 57586898
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N.A.

Ku6 Media Reports Fourth Quarter and Fiscal Year 2010 Unaudited Financial Results
BEIJING, China, February 28 2010/Xinhua-PRNewswire/ — Ku6 Media Co., Ltd., (“Ku6 Media” or the “Company”, Nasdaq: KUTV) a leader in online video portal operations in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2010.
Background
On August 17, 2010, Ku6 Media (formerly named as Hurray! Holding Co., Ltd.), sold its wireless value-added services (“WVAS”) and recorded music businesses to Shanda Interactive Entertainment Limited (“Shanda”) and acquired the control of Shanghai Yisheng Network Technology Co., Ltd. (“Yisheng”), an online radio business, from Shanda.
The above transactions are considered as transactions between entities under common control. Therefore the transaction is recorded at carryover basis and any difference between the carrying value and the amount received or paid are recorded in shareholders’ equity. Accordingly, the accompanying consolidated financial statements have been prepared as if the acquisition of Yisheng had been in effect since the inception of common control, which is the date on which the financial results of the Company was consolidated into Shanda’s consolidated financial statement on August 31, 2009 and the operating results of WVAS and recorded music were presented as “Operating Results of Discontinued Operations” in the income statements.
Highlights
•	In the fourth quarter of 2010, total revenues from continuing operations grew to $6.8 million, up 58.4% from $4.3 million in the third quarter of 2010. Total revenues from continuing operations for fiscal year 2010 were $16.6 million. In each quarter of 2010, Ku6 has achieved sequential revenue growth of more than 30%.
•	In the fourth quarter of 2010, Ku6 cooperated with CNTV (China Network Television) on live broadcasting of the 16th Asian Games in Guangzhou, including opening and closing ceremonies, and 42 major games. In the broadcast of the opening ceremony, the number of concurrent viewers reached 2.57 million within 15 minutes.

•	In 2010, through live coverage of sports events such as the South Africa World Cup and Guangzhou Asian Games, successful launch of self-produced net-based variety and reality shows, and airing of a large number of copyright-compliant, domestic and international movies and TV episodes, Ku6 continued to solidify its leading position in Chinese online video industry.
Business results
Because the online video portal operation was acquired in January 2010 and Yisheng was accounted for as if it were acquired from Shanda in August 2009, the results of operations for the three and twelve months ended December 31, 2010 including Ku6’s online video business and Yisheng’s online radio business as well as the WVAS and recorded music business presented in discontinued operations before disposal in August 2010 are not entirely comparable to those ended December 31, 2009, which only consolidated Yisheng’s operating results from August 2009 and included for the full period, the WVAS and recorded music business in discontinued operations.
Business results for the fourth quarter of 2010
Total revenues from continuing operations, representing advertising revenue from online video portal and online radio operations, were $6.8 million in the fourth quarter of 2010, up 58.4% from $4.3 million in the third quarter of 2010. The substantial increase in advertising revenues was mainly driven by the continuous expansion of the Chinese online video advertisement market and strong advertisement sales in connection with the Asian Games broadcasting. In the fourth quarter of 2010, the top five companies that placed advertisements on Ku6’s website were GM, Founder IT (a leading IT solutions provider in China), Lenovo, P&G, and Samsung.
Gross loss from continuing operations was $5.7 million in the fourth quarter of 2010, up 8.0% from $5.3 million in the third quarter of 2010. The increase in gross loss was mainly driven by increases in costs of both professional content and self-produced content.
Operating expenses from continuing operations were $9.8 million in the fourth quarter of 2010, up 31.2% from $7.4 million in the third quarter of 2010. The increase in operating expenses in the fourth quarter of 2010 was mainly caused by higher sales commission, increased marketing promotion and equity-based compensation expenses from newly issued employee stock options.

Net loss from continuing operations was $15.5 million in the fourth quarter of 2010, an increase of 21.6% from a loss of $12.7 million in the third quarter of 2010.
Net loss from discontinued operations (wireless value-added services (“WVAS”) and recorded music businesses) was nil in the fourth quarter of 2010 since the WVAS and recorded music businesses were sold in August 2010, as compared with net loss from discontinued operations of $0.4 million in the third quarter of 2010. Net loss from discontinued operations in the fourth quarter of 2009 was $3.5 million.
Net loss attributable to Ku6 Media was $15.4 million in the fourth quarter of 2010, $12.8 million in the third quarter of 2010, and $5.2 million in the fourth quarter of 2009.
Net loss attributable to Ku6 Media per basic and diluted ADS was $0.44 in the fourth quarter of 2010, $0.40 in the third quarter of 2010, and $0.24 in the fourth quarter of 2009. Weighted average diluted ADS used to calculate diluted ADS per share was 34.8 million ADS in the fourth quarter of 2010, 31.9 million ADS in the third quarter of 2010, and 22.0 million ADS in the fourth quarter of 2009.
Loss before interest expense and interest income, income taxes, depreciation and amortization (“EBITDA”, a non-GAAP measure) was $13.8 million in the fourth quarter of 2010, $11.4 million in the third quarter of 2010, and $5.0 million in the fourth quarter of 2009. A reconciliation between net loss attributable to Ku6 Media under U.S. generally accepted accounting principles (GAAP) and EBITDA is shown at the end of this news release.
As of December 31, 2010, the Company had $27.3 million in cash and cash equivalents, compared to $40.1 million as of September 30, 2010, and $49.7 million as of December 31, 2009.
Business results for fiscal year 2010
Total revenues from continuing operations for fiscal year 2010 were $16.6 million, which represented advertising revenues from online video portal for the eleven months ended December 31, 2010 since the acquisition was completed in January 2010, and advertising revenues from online radio operation for the full year ended December 31, 2010, as compared to $1.0 million for the fiscal year 2009, which represented the advertising revenues from online radio operation for the last four months of 2009 when it began to be consolidated in our financial statements.

Gross loss of continuing operations was $23.9 million in the fiscal year 2010 compared to a gross profit of $0.5 million in the fiscal year 2009.
Operating expenses of continuing operations were $29.7 million in the fiscal year 2010, compared to the operating expenses of $7.1 million in the fiscal year 2009.
Net loss from continuing operations was $53.5 million in the fiscal year 2010, compared to net loss of $6.3 million in the fiscal year 2009.
Net gain from discontinued operations was $1.3 million in the fiscal year 2010, compared to a net loss from discontinued operations of $17.4 million in the fiscal year 2009.
Net loss was $51.5 million in the fiscal year 2010, compared to net loss of $23.4 million in the fiscal year 2009.
Fully diluted loss per ADS was $1.67 based on a weighted average of 31.0 million diluted ADSs in the fiscal year 2010, compares to loss per ADS of $1.06 based on a weighted average of 22.0 million diluted ADSs in the fiscal year 2009.
Adjusted EBITDA was a loss of $46.3 million in the fiscal year 2010, as compared to a loss of $21.3 million in the previous year.
Mr. Shanyou (Kevin) Li, the Chief Executive Officer of Ku6 Media, commented, “We are pleased to see our advertising revenues increasing continuously. We are building Ku6 into the preferred destination for video information and entertainment for our users. Going forward, the media expertise of our management and production teams will be an important competitive advantage for us and will distinguish Ku6 from its competitors.”
Note to the financial information
The unaudited financial information disclosed above is preliminary. The audit of the financial statements and related notes to be included in the Company’s annual report on Form 20-F for the year ended December 31, 2010 is still in progress. Adjustments to the financial statements may be identified when audit work is completed, which could result in significant differences from the audited financial statements to this preliminary unaudited financial information. In addition, because management’s evaluation of the Company’s internal controls over financial reporting in connection with the Sarbanes-Oxley Act of 2002 has not yet been completed, the Company makes no representation as to the effectiveness of those internal controls as of the end of the Company’s fiscal year 2010.

The Company received SEC comment letter in December 2010 on its form 20-F of 2009 and some of the comments are relating to certain transactions occurred in 2010. The Company responded to the comment letter in January 2011 and is still waiting for SEC’s response whether they will have further comments, which could have significant impact on the unaudited financial information for the year ended December 31, 2010 and result in significant differences from the audited financial statements to this preliminary unaudited financial information.
Conference call
Ku6’s management team will host a conference call on Monday, February 28, 2011 at 7:30 a.m. EST, which is Monday, February 28, 2010 at 8:30 p.m. in Beijing and Hong Kong, to present an overview of the company’s financial performance and business operations.

Dial-in numbers:
U.S.A.:	+1- 866-356-3095
International:	+1- 617-597-5391
Password:	73404018
A replay will be available from February 28, 2011 for 7 days.

USA:	+1- 888-286-8010
International:	+1- 617-801-6888
Password:	12918934
A live and archived webcast of the conference call will also be available at
http://phx.corporate-ir.net/playerlink.zhtml?c=187793&s=wm&e=3758114
About Ku6 Media Co., Ltd.
Ku6 Media Co., Ltd. (Nasdaq: KUTV) is a leading online video company in China. Through its two premier online brands and online video websites, www.ku6.com and www.juchang.com, Ku6 provides video information services and entertainment in China.

As a leading online video portal, www.ku6.com provides a video platform for sharing and watching user-generated content. It also provides online video news, reports, and other interactive entertainment programs for its users.
Ku6’s www.juchang.com offers a broad array of copyright compliant content, such as movies, television series, and other video programs sourced from Ku6’s global content partners, with all content having high definition quality and fast speeds for seamless viewing. For more information about Ku6, please visit http://www.ku6.com/about/ku6/.
Shanghai Yisheng Network Technology Co., Ltd. (“Yisheng”) is one of the leading online audio service operators in China. It provides the complete solutions based on the internet audio system, such as online radio channel, online games built-in radio and other services to its customers. Currently Yisheng has set up about 20 online game built-in radio channels, covering more than 80% of Chinese popular online games. Yisheng is a wholly-owned subsidiary of Ku6 Media. For more information about Yisheng, please visit http://www.radio-arts.com/
Hurray! Holding Co., Ltd., changed its name to Ku6 Media Co., Ltd., on August 17, 2010.
Investors are cautioned that the size and businesses of Ku6 Media changed on August 17, 2010, and that the financial results presented here are provided as a matter of record and do not reflect Ku6 Media’s businesses as they exist from August 17, 2010 onward.

Forward-looking Statements
This news release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “believes,” “could,” “expects,” “may,” “might,” “should,” “will,” or “would,” and by similar statements. The accuracy of these statements may be affected by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: continued competitive pressures in China’s internet video and audio portal market; changes in technology and consumer demand in this market; the risk that Ku6 Media may not be able to control its expenses in future periods; changes in the policies in China or the laws governing the operations and content of internet video and audio portal websites; the success of Ku6 Media’s ability to sell brand advertising and other services on its websites; and other risks outlined in the Company’s filings with the Securities and Exchange Commission, including the Company’s (filed under the name of Hurray! Holding Co., Ltd.) annual report on Form 20-F. Ku6 Media does not undertake any obligation to update this forward-looking information, except as required under law.
For more information, please contact:
Mr. Matthew Zhao (English and Chinese)
Investor Relations Officer
Telephone +86 10 5758 6818 in Beijing
ir@ku6.com

Ku6 Media Co., Ltd.
Unaudited Condensed Consolidated Balance Sheets

	As of December	As of December
	31, 2010	31, 2009
		(As adjusted)*
	(in thousands of U.S. dollars,
Assets
Current assets:
Cash and cash equivalents	$27,295	$49,744
Short-term investment	—	10,000
Accounts receivable, net of allowance for doubtful accounts	8,135	4,010
Accounts receivable due from related party	326	52
Prepaid expenses and other current assets	3,487	1,890
Other receivable due from related parties	5,532	63
Inventories	31	202
Total current assets	44,806	65,961

Deposits	—	332
Property and equipment, net	8,004	1,472
Acquired intangible assets, net	27,264	1,645
Goodwill	6,896	2,099
Total assets	$86,970	$71,509

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$15,503	$4,880
Accounts payable due to related party	1,665	—
Accrued expenses and other current liabilities	11,462	6,332
Other payable due to related parties	7,777	1,904
Income tax payable	—	655
Current deferred tax liabilities	—	12
Total current liabilities	36,407	13,783

Long-term payable	—	18
Non-current deferred tax liabilities	4,925	403
Total liabilities	41,332	14,204

Redeemable non-controlling interest	—	371

Shareholders’ equity:
Ordinary shares	174	110
Additional paid-in capital	130,100	76,606
Accumulated deficit	(83,105)	(31,595)
Accumulated other comprehensive income	(1,423)	9,956
Total Ku6 Media Co., Ltd. shareholders’ equity	45,746	55,077
Non-controlling interests	(108)	1,857
Total shareholders’ equity	45,638	56,934
Total liabilities and shareholders’ equity	$86,970	$71,509

*:	The balance as of December 31, 2009 includes the assets and liabilities of the WVAS and recorded music business as well as Yisheng’s online radio business due to common control transactions, while the balance as of December 31, 2010 only reflects the assets and liabilities of Ku6’s online video business acquired in 2010 and Yisheng’s online audio business.

Ku6 Media Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations

	For the three months ended		For the twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2010	2009	2010	2009
		(As adjusted)*		(As adjusted)*
	(in thousands of U.S. dollars, except share and per share data)
Revenues:
Advertising	6,766	770	16,556	1,036
Third parties	6,579	612	15,854	720
Related parties	187	158	702	316
Total revenues	6,766	770	16,556	1,036

Cost of revenues:
Advertising	12,463	427	40,459	556
Third parties	12,336	427	40,083	556
Related parties	127	—	376	—
Total cost of revenues	12,463	427	40,459	556

Gross loss	(5,697)	343	(23,903)	480

Operating expenses:
Product development	—	—	—	—
Selling and marketing	5,981	461	16,196	665
General and administrative	3,785	1,813	13,508	6,465
Total operating expenses	9,766	2,274	29,704	7,130

Operating loss from continuing operations	(15,463)	(1,931)	(53,607)	(6,650)

Interest income	8	59	58	357
Other income	—	—	—	2
Interest expense	(1)	—	(31)	—
Loss before income tax benefit	(15,456)	(1,872)	(53,580)	(6,291)

Income tax benefit	10	10	41	13

Loss from continuing operations	(15,446)	(1,862)	(53,539)	(6,278)

Discontinued operations:
Loss from discontinued operations, net of tax	—	(3,509)	(3,139)	(17,596)
Gain from disposal of discontinued operations, net of tax	—	—	4,487	222
Income (loss) from discontinued operations, net of tax	—	(3,509)	1,348	(17,374)
Net loss	(15,446)	(5,371)	(52,191)	(23,652)
Less: Net loss attributable to the non-controlling interest	23	207	681	257
Net loss attributable to Ku6 Media Co., Ltd.	(15,423)	(5,164)	(51,510)	(23,395)

Loss per share-basic and diluted
Loss from continuing operations attributable to Ku6 Media Co., Ltd. ordinary shareholders	$0.00	$0.00	$(0.02)	$0.00
Income (loss) from discontinued operations attributable to Ku6 Media Co., Ltd. ordinary shareholders	$0.00	$0.00	$0.00	$(0.01)
Net loss attributable to Ku6 Media Co., Ltd. ordinary shareholders	$0.00	$0.00	$(0.02)	$(0.01)

Loss per ADS-basic and diluted
Loss from continuing operations attributable to Ku6 Media Co., Ltd. ordinary shareholders	$(0.44)	$(0.08)	$(1.71)	$(0.27)
Income (loss) from discontinued operations attributable to Ku6 Media Co., Ltd. ordinary shareholders	$0.00	$(0.16)	$0.04	$(0.79)
Net loss attributable to Ku6 Media Co., Ltd. ordinary shareholders	$(0.44)	$(0.24)	$(1.67)	$(1.06)

Weighted average shares used in per share calculation-basic and diluted	3,479,110,636	2,197,770,091	3,096,421,097	2,196,291,947
Weighted average ADSs used in per ADS calculation-basic and diluted	34,791,106	21,977,701	30,964,211	21,962,919

*:	Operating results for the three and twelve months ended December 31, 2010 including Ku6’s online video business and Yisheng’s online radio business as well as the WVAS and recorded music business presented in discontinued operations before disposal, which are not comparable as those as of December 31, 2009, which only consolidated Yisheng’s operating results from August 2009 and included the WVAS and recorded music business in discontinued operations.

The use of non-GAAP financial measures:
To supplement its consolidated financial statements presented in accordance with generally accepted accounting principles (“GAAP”) in the United States, Ku6 Media uses a non-GAAP measure EBITDA, which is adjusted based on results prepared in accordance with GAAP excluding certain expenses but the amortization did not include that of licensed video copyright. Ku6 Media’s management believes the use of this non-GAAP financial measure provides useful information to both management and investors by excluding certain expenses. This non-GAAP financial measure also facilitates management’s internal comparisons to the Company’s historical performance and our competitors’ operating results. Ku6 Media believes this non-GAAP financial measure is useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. The presentation of this additional financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Please see below financial table for a reconciliation of EBITDA.
Reconciliation of Net loss attributable to Ku6 Media under GAAP to EBITDA for the following periods:

	For the three months ended		For the twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2010	2009	2010	2009
	(in thousands of U.S. dollars, except		(in thousands of U.S. dollars, except
	share and per share data)		share and per share data)
Net loss attributable to Ku6 Media Co., Ltd.	(15,423)	(5,164)	(51,510)	(23,395)
Add (deduct):
Interest expense	1	3	26	12
Income tax expense (benefit)	(10)	(4)	(66)	220
Depreciation and amortization	1,597	261	5,329	2,344
Interest income	(8)	(83)	(95)	(455)
EBITDA	(13,843)	(4,987)	(46,316)	(21,274)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ku6 Media Co., Ltd.
By:	/s/ Tony Shen
	Name:	Tony Shen
	Title:	CFO
Date: March 1, 2011